Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia) or any other jurisdiction where such distribution is prohibited by law.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from the relevant underwriters and that will contain detailed information about us.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

(1) ACQUISITION OF DIDI’S SMART AUTO DEVELOPMENT BUSINESS ASSETS

(2) ISSUE OF CONSIDERATION SHARES TO DIDI

(3) STRATEGIC COOPERATION AGREEMENT WITH DIDI

(4) DISCLOSEABLE TRANSACTION

INTRODUCTION

For the purpose of forming a strategic cooperation with DiDi Global Inc. (“DiDi”, or the “Seller”) with respect to the smart auto development business currently conducted by DiDi Group that develops, designs and engineers the New Smart EV Model (“Target Business”), on 27 August 2023, the Company entered into the Share Purchase Agreement with DiDi and the Target HoldCo, pursuant to which the Company conditionally agreed to acquire and DiDi conditionally agreed to cause the Target HoldCo to sell, the Target Shares which represent the entire issued share capital of the Target, for the Consideration Shares. Upon the Initial Closing, the Company would acquire the Target, which, together with its subsidiaries, is contemplated to hold and own all Target Business Assets and be able to operate the Target Business as conducted by the DiDi Group as of the date of the Share Purchase Agreement and independently on a standalone basis (except for any transition services or similar services contemplated by the Transaction Documents).

Underpinned by the vision of the significant synergies, the Company became the first automotive manufacturing company with full support from the ecosystem of DiDi, and the Company and DiDi also simultaneously entered into the Strategic Cooperation Agreement, pursuant to which the Company and DiDi agreed to embark on cooperation in various areas, including the research and development of the New Smart EV Model, operation of the Company’s Smart EV models on DiDi’s ride sharing platform, marketing, financial and insurance services, charging, Robotaxi and the joint development of international market.

THE SHARE PURCHASE AGREEMENT

The principal terms of the Share Purchase Agreement are set out below:

(1)	Date

27 August 2023

(2)	Parties

(i)	The Company (as the purchaser)

(ii)	The Seller

(iii)	The Target HoldCo

(3)	Subject Matter

Acquisition

Following completion of the Reorganization and upon the Initial Closing, subject to the terms and conditions of the Share Purchase Agreement, the Target HoldCo agreed to, and the Seller agreed to cause the Target HoldCo to, sell the Target Shares, representing 100% of the issued share capital of the Target, to the Company. Following the Initial Closing, each member of the Target Group will become a wholly-owned subsidiary of the Company and the financial results of the Target Group will be consolidated into the financial statements of the Group.

Reorganization and Target Business Assets

As of the date of the Share Purchase Agreement, the Target, together with its subsidiaries, is engaged in certain smart auto businesses and owns certain Target Business Assets, and the Target Business is primarily operated by other members of the Seller Group.

Subject to the terms and conditions of the Share Purchase Agreement, before the Initial Closing, the Seller shall complete the Reorganization, such that, immediately prior to the Initial Closing, the Target Group would acquire and own all Target Business Assets, which is contemplated to enable the Target Group to operate the Target Business as conducted by the Seller Group as of the date of the Share Purchase Agreement and independently on a standalone basis (except for any transition services or similar services contemplated by the Transaction Documents).

The Target Business Assets also included the Closing Target Company Cash, which will be subject to customary post-closing adjustments: unless the parties agree otherwise, (i) if the Closing Target Company Cash is more than RMB675 million, the Seller shall pay to the Company an amount equal to such shortfall in cash; or (ii) if the Closing Target Company Cash is less than RMB675 million, the Company shall pay to the Seller an amount equal to such surplus in cash.

(4)	Consideration

The total maximum Consideration of the Acquisition of approximately HK$5,835 million (equivalent to approximately US$744 million based on the Exchange Rate) shall be satisfied in the following manner:

(i)	58,164,217 Class A ordinary shares shall be issued to the Seller or a Seller Designee at the Issue Price on the date of the Initial Closing;

(ii)	If the SOP Milestone is achieved, 4,636,447 Class A ordinary shares shall be issued to the Seller or a Seller Designee at the Issue Price on the date of the SOP Closing;

(iii)

If the First Earn-Out Period Milestone is achieved, up to 14,054,605 Tranche 1 Earn- Out Shares, the number of which shall be determined according to the First Earn-Out Calculation as detailed below, shall be issued to the Seller or a Seller Designee at the Issue Price on the applicable date of the Tranche 1 Earn-Out Closings; and

(iv)

If the Second Earn-Out Period Milestone is achieved, up to 14,276,521 Tranche 2 Earn- Out Shares, the number of which shall be determined according to the Second Earn-Out Calculation as detailed below, shall be issued to the Seller or a Seller Designee at the Issue Price on the applicable date of the Tranche 2 Earn-Out Closings.

The Consideration was determined after arm’s length negotiations between the Company and the Seller after taking into account, among other things, (i) the recent market price of the Class A ordinary shares and the ADSs, (ii) the current market conditions, (iii) the earn- out arrangement as detailed below, (iv) the unaudited pro forma financial information of the Target Business prepared by the Seller on the basis that the Reorganization had been completed, and (v) other reasons and benefits of the Acquisition and the transactions contemplated under the Strategic Cooperation Agreement as stated in the section headed “REASONS FOR AND BENEFITS OF ENTERING INTO THE SHARE PURCHASE AGREEMENT AND THE STRATEGIC COOPERATION AGREEMENT” below.

Consideration Shares and Issue Price

The maximum number of Consideration Shares, which comprises 91,131,790 Class A ordinary shares, represents approximately 5.26% of the issued and outstanding share capital of the Company as at the date of this announcement and approximately 5.00% of the issued and outstanding share capital of the Company as enlarged by the allotment and issue of the maximum number of Consideration Shares. For illustration purpose only, based on the par value of US$0.00001 per Class A ordinary share and the 1,731,504,008 Shares issued and outstanding as of the date of this announcement, the total nominal value of the maximum Consideration Shares to be issued is expected to be approximately US$911.3179.

The Consideration Shares will be issued at the Issue Price of HK$64.03 (equivalent to approximately US$8.30 based on the Exchange Rate) per Class A ordinary share. The Issue Price represents:

(i)

a discount of approximately 1.69% to the closing price of HK$65.10 per Class A ordinary share as quoted on the Hong Kong Stock Exchange on 25 August 2023, being the last trading day immediately prior to the date of the Share Purchase Agreement; and

(ii)

no discount or premium to the average closing price of approximately HK$64.03 per Class A ordinary share as quoted on the Hong Kong Stock Exchange for the last five consecutive trading days up to and including 25 August 2023.

Ranking

The Consideration Shares, when allotted and issued, are subject to lock-up undertakings as detailed below and will rank pari passu in all respects with other existing Class A ordinary shares in issue.

General Mandate to issue the Consideration Shares

The Consideration Shares will be issued under the general mandate granted by the Shareholders to the Directors pursuant to a resolution of the Shareholders passed at the annual general meeting of the Company held on 20 June 2023. Pursuant to such mandate, the Directors were granted authority to issue up to 345,318,696 additional Class A ordinary shares, representing 20% of the total number of issued Shares as at 20 June 2023.

Since the grant of the general mandate on 20 June 2023 and up to the date of this announcement, other than the Consideration Shares, up to 94,666,666 Class A ordinary shares had been agreed to be issued under such general mandate. As the issue of Consideration Shares will fall within the limit of such general mandate, it will not be subject to approval by the Shareholders.

Application for listing

An application will be made by the Company to the Hong Kong Stock Exchange for the granting of the listing of, and permission to deal in the Consideration Shares and to the NYSE for the granting of the authorization of the listing of, and permission to deal in the ADSs representing the Consideration Shares.

Earn-Out Arrangement

If the First Earn-Out Period Milestone is achieved, the Company shall issue such number of the Tranche 1 Earn-Out Shares to the Seller or a Seller Designee. The exact number of the Tranche 1 Earn-Out Shares will be determined based on the Qualified New Model Delivery Volume for the First Earn-Out Period, provided that the maximum amount of the Qualified New Model Delivery Volume that will be taken into account for the purpose of calculating the number of the Tranche 1 Earn-Out Shares shall be 180,000 and the maximum number of the Tranche 1 Earn-Out Shares to be issued by the Company is 14,054,605 Class A ordinary shares (“First Earn-Out Calculation”).

Similarly, if the Second Earn-Out Period Milestone is achieved, the Company shall issue such number of the Tranche 2 Earn-Out Shares to the Seller or a Seller Designee. The exact number of the Tranche 2 Earn-Out Shares will be determined based on the Qualified New Model Delivery Volume for the Second Earn-Out Period, provided that the maximum amount of the Qualified New Model Delivery Volume that will be taken into account for the purpose of calculating the number of the Tranche 2 Earn-Out Shares shall be 180,000 and the maximum number of the Tranche 2 Earn-Out Shares to be issued by the Company is 14,276,521 Class A ordinary shares (“Second Earn-Out Calculation”).

For the avoidance of doubt, if the First Earn-Out Period Milestone is not achieved, no First Earn-Out Share shall be issued to the Seller or any Seller Designee. Similarly, if the Second Earn-Out Period Milestone is not achieved, no Second Earn-Out Share shall be issued to the Seller or any Seller Designee, irrespective of whether the First Earn-Out Period Milestone is achieved.

Qualified New Model Delivery Volume shall be determined as of the end of (i) the respective Earn-Out Period, as the “Initial Qualified New Model Delivery Volume”; and (ii) the six- month period after the respective Earn-Out Period, as the “Final Qualified New Model Delivery Volume”). Subject to the conditions precedent set forth below, the Company shall deliver the Earn-Out Shares based on the Initial Qualified New Model Delivery Volume once it becomes available and additional Earn-Out Shares based on the difference between the Initial Qualified New Model Delivery Volume and the Final Qualified New Model Delivery Volume once the Final Qualified New Model Delivery Volume becomes available for respective Earn-Out Periods.

(5)	Conditions precedent

Each Closing

Completion of the transactions contemplated by the Share Purchase Agreement at each Closing shall be subject to the satisfaction or waiver of each of the following conditions on the respective date of Closing:

(i)

The Seller and the Company shall have complied in all material respects with the covenants and agreements required by the Share Purchase Agreement to be complied with at or prior to each Closing date, except for such non-compliance which would not result in a material adverse effect;

(ii)

No law or judgment enacted, issued, promulgated, enforced or entered by or with any governmental authority with competent jurisdiction shall have enjoined, prohibited or altered the terms of the Transactions or had the effect of making the Transactions illegal and no proceeding challenging any Transaction Document or the Transactions or seeking to prohibit, alter, prevent or delay the Transactions or any Closing, shall have been instituted or being pending;

(iii)	The Company shall have received the NYSE Listing Authorization and the HKSE Listing Approval for the applicable Consideration Shares;

(iv)

No stop order suspending the qualification or exemption from qualification of ADSs from trading on the New York Stock Exchange or of Class A ordinary shares from trading on the Hong Kong Stock Exchange shall have been issued and no proceeding for that purpose shall have been commenced or shall be pending or threatened; and

(v)

Other customary conditions precedent, including certain representations and warranties of the Seller and the Company being true and correct in all respects as of the date of the Share Purchase Agreement and as of each Closing date, no material adverse effect to the Company having taken place and certain documents as required under the Share Purchase Agreement being delivered by the Seller and the Company.

As of the date of this announcement, all of the above conditions are yet to be satisfied or waived.

Additional closing conditions to the Initial Closing

Completion of the transactions contemplated by the Share Purchase Agreement at the date of the Initial Closing shall be further subject to the satisfaction or waiver of each of the following conditions as of the date of the Initial Closing:

(i)	The Reorganization shall have been consummated in accordance with the Reorganization Plan, the Transaction Documents and applicable law;

(ii)

Each of the Ancillary Agreements (other than the Technology Service Agreement) shall have been entered into prior to the date of the Initial Closing, continue to be valid and in full force and effect as of the date of the Initial Closing and not have been terminated prior to the date of the Initial Closing;

(iii)

There shall be no breach, or (where applicable) no material breach, of certain covenants and agreements by the Seller under the Strategic Cooperation Agreement or the Patent Licensing Agreement as of the date of the Initial Closing;

(iv)	There shall be no material breach of any covenant and agreement under the Patent Licensing Agreement by the Purchaser as of the date of the Initial Closing; and

(v)

Other customary conditions precedent, including certain representations and warranties of the Seller and the Company being true and correct in all respects as of the date of the Initial Closing and no material adverse effect to the Seller having taken place.

As of the date of this announcement, all of the above conditions are yet to be satisfied or waived.

Additional closing conditions to the SOP Closing

Completion of the transactions contemplated by the Share Purchase Agreement at the date of the SOP Closing shall be further subject to the satisfaction or waiver of the following condition as of the date of the SOP Closing:

(i)	The SOP Milestone shall have been reached;

(ii)

Each of the Ancillary Agreements shall have been entered into prior to the date of the SOP Closing, continue to be valid and in full force and effect as of the date of the SOP Closing and not have been terminated prior to the date of the SOP Closing; and

(iii)

There shall be no breach, or (where applicable) no material breach, of certain covenants and agreements under the Strategic Cooperation Agreement, the Patent Licensing Agreement or the Technology Service Agreement by the Seller as of the date of the SOP Closing.

As of the date of this announcement, all of the above conditions are yet to be satisfied or waived.

Additional closing conditions to each Earn-Out Closing

Completion of the transactions contemplated by the Share Purchase Agreement at the date of each of the Earn-Out Closings shall be further subject to the satisfaction or waiver of each of the following conditions as of the date of the Earn-Out Closings:

(i)	The First Earn-Out Period Milestone or the Second Earn-Out Period Milestone, as the case may be, shall have been reached;

(ii)

Each of the Ancillary Agreements shall have been entered into prior to the respective date of the Earn-Out Closings, continue to be valid and in full force and effect as of the respective date of the Earn-Out Closings and not have been terminated prior to the respective date of Earn-Out Closings; and

(iii)

There shall be no breach, or (where applicable) no material breach, of certain covenants and agreements under the Strategic Cooperation Agreement, the Patent Licensing Agreement or the Technology Service Agreement by the Seller as of the date of each Earn-Out Closing.

As of the date of this announcement, all of the above conditions are yet to be satisfied or waived.

(6)	Lock-up of Consideration Shares

The Seller has agreed to not dispose of the Consideration Shares during the lock-up periods of: 24 months after the date of the Initial Closing (in the case of the Initial Consideration Shares); 12 months after the date of the SOP Closing (in the case of the SOP Consideration Shares); and 12 months after the respective date of the first Tranche 1 Earn-Out Closing and the first Tranche 2 Earn-Out Closing (in the case of the Earn-Out Shares), subject to certain exceptions.

(7)	Termination

The Share Purchase Agreement may be terminated prior to the date of the Initial Closing:

(i)	By the mutual consent of the Company and the Seller;

(ii)

By the Company or the Seller, if any law or any final injunction or order shall have been enacted, issued, promulgated, enforced or entered which is in effect and has the effect of prohibiting and making the consummation of the Transactions illegal or otherwise prohibited;

(iii)

By the Company prior to the date of the Initial Closing if there has been a breach of the Share Purchase Agreement by the Seller that would give rise to the failure of any condition to the Initial Closing and such breach is not cured within the grace period specified in the Share Purchase Agreement;

(iv)

By the Seller prior to the date of the Initial Closing if there has been a breach of the Share Purchase Agreement by the Company that would give rise to the failure of any condition to the Initial Closing and such breach is not cured within the grace period specified in the Share Purchase Agreement; or

(v)

By the Company or the Seller if the Initial Closing has not occurred as of the Long Stop Date, provided that such right to terminate shall not be available to any party whose failure to fulfil any obligation under the Share Purchase Agreement shall have been the main cause of the failure of the Initial Closing to occur.

THE STRATEGIC COOPERATION AGREEMENT

The principal terms of the Strategic Cooperation Agreement are set out below:

(1)	Date

27 August 2023

(2)	Parties

(i)	The Company

(ii)	DiDi

(3)	Term

A term of five years commencing from the date immediately following the date of the Strategic Cooperation Agreement.

(4)	Scope of Strategic Cooperation

The Company and DiDi agreed to cooperate in various areas, including the research and development of the New Smart EV Model, operation of the Company’s Smart EV models on DiDi’s ride sharing platform, marketing, financial and insurance services, charging, Robotaxi and the joint development of international market.

INFORMATION OF THE COMPANY, DIDI AND THE TARGET

The Company

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology- savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, the PRC, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. The Class A ordinary shares and the ADSs of the Company are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

DiDi and the Target HoldCo

DiDi is a leading technology platform for shared mobility, with operations in the PRC and international markets. It provides consumers with a comprehensive range of safe, affordable and convenient mobility services, and is also engaged in the business of energy and vehicle services, electric mobility and the development of autonomous driving. DiDi is headquartered in Beijing, the PRC.

The Target HoldCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability. As at the date of this announcement, the Target HoldCo is a direct and wholly-owned subsidiary of DiDi and is an investment holding company.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, as of the date of this announcement, each of DiDi, the Target HoldCo and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

The Target

The Target is an exempted company incorporated under the laws of the Cayman Islands with limited liability. As of the date of this announcement, the Target is a direct and wholly-owned subsidiary of the Target HoldCo and is principally engaged in investment holding. Together with its subsidiaries, the Target is engaged in certain smart auto businesses and owns certain Target Business Assets.

Upon completion of the Reorganization, the Target Group will be primarily engaged in the Target Business.

A summary of certain unaudited pro forma financial information of the Target Business that has been prepared by the Seller based on the historical financial statements of the Target Group, as adjusted to give effect to the Reorganization as if it had occurred on 1 January 2021, is set out below:

	For the year ended 31 December 2021 RMB million (unaudited)	For the year ended 31 December 2022 RMB million (unaudited)
Loss before tax	763	2,638
Loss after tax	763	2,638

Based on the unaudited pro forma financial information of the Target Business that has been prepared by the Seller based on the historical financial statements of the Target Group, as adjusted to give effect to the Reorganization as if it had occurred on 1 January 2021, the net assets of the Target Business as at 30 June 2023 was approximately RMB937 million.

EFFECT ON THE SHARE CAPITAL STRUCTURE

The share capital of the Company (a) as at the date of this announcement; and (b) immediately upon the Initial Closing, the SOP Closing, the Tranche 1 Earn-Out Closings and the Tranche 2 Earn-Out Closings are and will be as follows (assuming (i) apart from the Consideration Shares to be issued pursuant to the Share Purchase Agreement, there will be no other changes in the share capital of the Company from the date of this announcement up to each of the Closings and (ii) the maximum number of the Tranche 1 Earn-Out Shares will be issued at the Tranche 1 Earn-Out Closings and the maximum number of the Tranche 2 Earn-Out Shares will be issued at the Tranche 2 Earn-Out Closings):

				Immediately	Immediately
		Immediately		upon the	upon the
	As at the	upon the	Immediately	Tranche 1	Tranche 2
	date of this	Initial	upon the	Earn-Out	Earn-Out
	announcement	Closing	SOP Closing	Closings	Closings
Number of Class A ordinary sharesNote	1,382,795,751	1,440,959,968	1,445,596,415	1,459,651,020	1,473,927,541
Number of Class B ordinary shares	348,708,257	348,708,257	348,708,257	348,708,257	348,708,257

Total	1,731,504,008	1,789,668,225	1,794,304,672	1,808,359,277	1,822,635,798

Note:

Excluding 5,812 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan as of the date of this announcement

REASONS FOR AND BENEFITS OF ENTERING INTO THE SHARE PURCHASE AGREEMENT AND THE STRATEGIC COOPERATION AGREEMENT

The Seller operates a leading technology platform for shared mobility. The entry into the Strategic Cooperation Agreement between the Company and the Seller will allow the parties to leverage each other’s complementary strengths, resources and expertise to generate mutual benefits and growth in the field of shared mobility supported by Smart EVs. With a vision to form a strategic partnership and create significant synergies, the Company and the Seller simultaneously entered into the Share Purchase Agreement and the Strategic Cooperation Agreement.

Upon the Initial Closing, the Company will take over the Seller’s technological legacy and resources vital to the development of the New Smart EV Model. The continual support from the Seller to the Company after the Initial Closing will facilitate the Company’s advancement of the New Smart EV Model and allow the Company to prepare the model for start of production as soon as possible.

Furthermore, through the Strategic Cooperation Agreement, the Company became the first automotive manufacturing company with full support from the ecosystem of DiDi and the Parties will explore strategic cooperation in a number of areas, including collaboration on ride sharing, marketing, promotion of financial and insurance services, Smart EV charging, Robotaxi and expansion into international markets. The strategic partnership will increase the Company’s brand exposure and customer reach through the Seller’s platform, which will in turn result in more business leads and unfold business opportunities for the Company in new international markets.

In view of the above, the Directors (including all independent non-executive Directors) consider the terms of the Share Purchase Agreement and the Strategic Cooperation Agreement, which were arrived at after arm’s length negotiations, are fair and reasonable and the Acquisition and the Strategic Cooperation are in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio (as defined in the Listing Rules) in respect of the Acquisition is 5% or more and all of the applicable percentage ratios are less than 25%, the Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting and announcement requirements but is exempt from the Shareholders’ approval requirement under Chapter 14 of the Listing Rules.

The Strategic Cooperation and the entering into of the Strategic Cooperation Agreement by the Company do not constitute any notifiable transaction of the Company under Chapter 14 of the Listing Rules.

EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Details of the equity fund raising activity carried out by the Company in the past twelve months are set out below:

Date of announcement	Fund raising activity	Net proceeds and intended use	Actual use of proceeds
26 July 2023	Issue of new Class A ordinary shares, the number of which is capped at 94,666,666	The amount of net proceeds is expected to be approximately US$700 million, which is planned to be applied for general corporate purposes, including working capital needs	The issue has not been completed as at the date of this announcement

Save for the equity fund raising activity mentioned above, the Company has not conducted any equity fund raising activity in the past twelve months immediately preceding the date of this announcement.

The Share Purchase Agreement and the Strategic Cooperation Agreement may be terminated pursuant to the termination provisions contained therein. In addition, completion of the Acquisition is subject to fulfilment or waiver of the conditions thereunder. As the Acquisition and the Strategic Cooperation may or may not proceed, shareholders and potential investors of the Company are reminded to exercise caution when dealing in the shares and other securities of the Company.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2019 Equity Incentive Plan”	the equity incentive plan of the Company approved and adopted in June 2020, as amended and restated in August 2020 and June 2021

“Acquisition”	the acquisition of the Target Shares by the Company pursuant to the terms and conditions of the Share Purchase Agreement

“ADSs”	American depositary shares, each of which represents two Class A ordinary shares

“Ancillary Agreements”	as applicable, the Strategic Cooperation Agreement, the Patent Licensing Agreement and the Technology Service Agreement

“Board”	the board of directors of the Company

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules

“Closing”	as applicable, the Initial Closing, the SOP Closing, the Tranche 1 Earn-Out Closings and the Tranche 2 Earn-Out Closings

“Closing Target Company Cash”	the amount of cash and cash equivalents that equal the aggregate amount to pay off and settle all actual liabilities of the Target Group on a consolidated basis as of the date of the Initial Closing, subject to exceptions stipulated in the Share Purchase Agreement

“Company” or “XPENG”	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on New York Stock Exchange

“Consideration”	the aggregate consideration payable by the Company to the Seller for the Acquisition, which will be satisfied by the allotment and issue of the Consideration Shares

“Consideration Shares”	collectively, the Initial Consideration Shares, the SOP Consideration Shares, the Tranche 1 Earn-Out Shares and the Tranche 2 Earn-Out Shares

“Director(s)”	the director(s) of the Company

“Earn-Out Closings(s)”	as applicable, the Tranche 1 Earn-Out Closings and the Tranche 2 Earn-Out Closings

“Earn-Out Period”	collectively, the First Earn-Out Period and the Second Earn-Out Period

“Earn-Out Shares”	as applicable, the Tranche 1 Earn-Out Shares and the Tranche 2 Earn-Out Shares

“Exchange Rate”	HK$7.8435 to US$1.00

“Final Qualified New Model Delivery Volume”	has the meaning ascribed to it in the section headed “THE SHARE PURCHASE AGREEMENT” of this announcement

“First Earn-Out Calculation”	has the meaning ascribed to it in the section headed “THE SHARE PURCHASE AGREEMENT” of this announcement

“First Earn-Out Period”	the 13-month period immediately following the start of delivery of the New Smart EV Model to customers

“First Earn-Out Period Milestone”	the aggregate Qualified New Model Delivery Volume within the First Earn-Out Period reaching 100,000 at any time during the First Earn-Out Period

“Group”	the Company and its subsidiaries and consolidated variable interest entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

“HK$”	Hong Kong dollar, the lawful currency of Hong Kong

“HKSE Listing Approval”	the approval of the Hong Kong Stock Exchange for listing of and permission to deal in the respective Consideration Shares

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Initial Closing”	the closing of the issuance of the Initial Consideration Shares

“Initial Consideration Shares”	58,164,217 Class A ordinary shares to be issued, allotted and delivered by the Company to the Seller or a Seller Designee at the Initial Closing

“Initial Qualified New Model Delivery Volume”	has the meaning ascribed to it in the section headed “THE SHARE PURCHASE AGREEMENT” of this announcement

“Issue Price”	the issue price of the Consideration Shares of HK$64.03 (equivalent to approximately US$8.30 based on the Exchange Rate) per Consideration Share

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Long Stop Date”	31 March 2024

“Mainland China”	the People’s Republic of China, but for the purpose of this announcement only, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“New Smart EV Model”	an A-class automobile vehicles which was under development by DiDi and shall be developed by the Company with the technical support and assistance from the Seller Group following the Initial Closing

“NYSE”	New York Stock Exchange

“NYSE Listing Authorization”	the authorization by the NYSE of a supplemental listing application filed by the Company with respect to the respective Consideration Shares

“Patent Licensing Agreement”	a patent licensing agreement to be entered into between a member of the Target Group and a subsidiary of the Seller, which contemplates licensing of patents by the Seller and/or its affiliates to the Company and/or its affiliates after the Initial Closing

“PRC”	the People’s Republic of China

“Qualified New Model Delivery Volume”	the aggregate of (i) the delivery volume of the operation model of the New Smart EV Model to qualified individual ride sharing drivers; (ii) the delivery volume of the operation model of the New Smart EV Model that is registered with any DiDi Platform for ride sharing and has been used to perform qualified ride sharing transactions (to the extent not covered in (i)); (iii) the delivery volume to qualified recent ride sharing drivers (to the extent not covered in (i) or (ii)); and (iv) 25% of the delivery volume to qualified individual customers who purchased a New Smart EV Model (to the extent not covered in (i), (ii) or (iii))

“Reorganization”	the restructuring and reorganization that will be undertaken by the Seller and relevant members of the Seller Group before the Initial Closing in connection with the transactions contemplated by the Share Purchase Agreement to transfer, among other things, the Target Business Assets to the applicable members of the Target Group and the Group in order to enable the Target Group to operate the Target Business as conducted as of the date of the Share Purchase Agreement and independently on a standalone basis except for the changes as contemplated by the Transaction Documents

“Reorganization Plan”	the plan setting out details of the Reorganization stipulated in the Share Purchase Agreement

“RMB”	Renminbi, the lawful currency of Mainland China

“Second Earn-Out Calculation”	has the meaning ascribed to it in the section headed “THE SHARE PURCHASE AGREEMENT” of this announcement

“Second Earn-Out Period”	the 12-month period immediately following the expiry of the First Earn-Out Period

“Second Earn-Out Period Milestone”	the aggregate Qualified New Model Delivery Volume within the Second Earn-Out Period reaching 100,000 at any time during the Second Earn-Out Period

“Seller” or “DiDi”	DiDi Global Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands

“Seller Designee”	any wholly-owned subsidiary of the Seller designated by the Seller to hold the Consideration Shares

“Seller Group” or “DiDi Group”	the Seller and its subsidiaries

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Share Purchase Agreement”	the share purchase agreement dated 27 August 2023 entered into between the Seller, the Target HoldCo and the Company in relation to the Acquisition

“Shareholder(s)”	the holder(s) of Shares and, where the context requires, ADSs

“Smart EV”	Smart electric vehicle

“SOP Closing”	the closing of the issuance of the SOP Consideration Shares

“SOP Consideration Shares”	4,636,447 Class A ordinary shares to be issued, allotted and delivered by the Company to the Seller or a Seller Designee at the SOP Closing if the SOP Milestone is reached

“SOP Milestone”	start of production of vehicles which are mass-produced in identical models of the New Smart EV Model for sales and delivery to ordinary customers

“Strategic Cooperation”	the strategic cooperation between the Company and the Seller in accordance with the terms and conditions of the Strategic Cooperation Agreement

“Strategic Cooperation Agreement”	the strategic cooperation agreement dated 27 August 2023 entered into between the Company and the Seller in relation to the Strategic Cooperation

“Target”	Xiaoju Smart Auto Co. Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a direct and wholly owned subsidiary of the Target HoldCo as of the date of this announcement

“Target Business”	has the meaning ascribed to it in the section headed “INTRODUCTION” of this announcement

“Target Business Assets”	all of the Seller Group’s rights, title and interests in, to and under all of the property and assets, owned by, leased to or licensed to the Seller Group or as to which any member of the Seller Group has any right, title, benefit or interest that are owned by the Target Group upon the full performance of the Reorganization Plan in accordance with the Share Purchase Agreement

“Target Group”	the Target and its subsidiaries, after giving effect to the implementation of the Reorganization

“Target HoldCo”	Da Vinci Auto Co. Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct and wholly owned subsidiary of the Seller as of the date of this announcement

“Target Shares”	the entire issued share capital of the Target, which is wholly owned by the Target HoldCo as of the date of this announcement

“Technology Service Agreement”	a technology service agreement to be entered into between (i) the Company and/or its affiliate(s) and (ii) the Seller and/or its affiliate(s), which contemplates provision of technology services by the Seller and/or its affiliates to the Company and/or its affiliates after the Initial Closing

“Tranche 1 Earn-Out Closing(s)”	the closing of the issuance of the Tranche 1 Earn-Out Shares, comprising the closing of the issuance of the Tranche 1 Earn- Out Shares determined based on the Initial Qualified New Model Delivery Volume during the First Earn-Out Period and the closing of the issuance of the additional Tranche 1 Earn-Out Shares determined based on the difference between the Initial Qualified New Model Delivery Volume and the Final Qualified New Model Delivery Volume during the First Earn-Out Period

“Tranche 1 Earn-Out Shares”	up to 14,054,605 new Class A ordinary shares to be issued, allotted and delivered by the Company to the Seller or a Seller Designee at the Tranche 1 Earn-Out Closings if the First Earn- Out Period Milestone is reached, the amount of which is determined pursuant to the First Earn-Out Calculation

“Tranche 2 Earn-Out Closing(s)”	the closing of the issuance of the Tranche 2 Earn-Out Shares, comprising the closing of the issuance of the Tranche 2 Earn- Out Shares determined based on the Initial Qualified New Model Delivery Volume during the Second Earn-Out Period and the closing of the issuance of the additional Tranche 2 Earn-Out Shares determined based on the difference between the Initial Qualified New Model Delivery Volume and the Final Qualified New Model Delivery Volume during the Second Earn-Out Period

“Tranche 2 Earn-Out Shares”	up to 14,276,521 new Class A ordinary shares to be issued, allotted and delivered by the Company to the Seller or a Seller Designee at the Tranche 2 Earn-Out Closings if the Second Earn-Out Period Milestone is reached, the amount of which is determined pursuant to the Second Earn-Out Calculation

“Transaction Documents”	the Share Purchase Agreement, the Ancillary Agreements and each of the other agreements and documents entered into or delivered by the parties to the Share Purchase Agreement or their respective affiliates in connection with the transactions contemplated by the Share Purchase Agreement

“Transactions”	the transactions contemplated by the Transaction Documents

“United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, 28 August 2023

This announcement contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the trends in, and size of, Mainland China’s EV market; the Company’s expectations regarding demand for, and market acceptance of, its products and services; the Company’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only